UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-37790

51TALK ONLINE EDUCATION GROUP

6 Shenton Way, #38-01 OUE Downtown,

Singapore 068809

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

CHANGE IN COMPANY’S CERTIFYING ACCOUNTANTS

Auditor Change from Marcum Asia CPAs LLP to Ernst & Young LLP

On August 29, 2025, the Audit Committee of the Board of Directors (the “Audit Committee”) of 51Talk Online Education Group (the “Company”) approved the dismissal of Marcum Asia CPAs LLP (“Marcum”) as the Company’s independent registered public accounting firm, effective immediately, and the appointment of Ernst & Young LLP (“EY Singapore”) as the Company’s new independent registered public accounting firm for the fiscal year ending December 31, 2025. EY Singapore was engaged on September 3, 2025.

The reports of Marcum on the consolidated financial statements of the Company and its subsidiaries as of December 31, 2024 and 2023, and for each of the three years in the period ended December 31, 2024, contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

During the fiscal years ended December 31, 2024 and 2023, and the subsequent period through August 29, 2025, there were (i) no “disagreements” (as that term is defined in Item 16F(a)(1)(iv) of Form 20-F) between the Company and Marcum on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Marcum, would have caused Marcum to make reference to the subject matter of the disagreement in Marcum’s reports on the consolidated financial statements of the Company and its subsidiaries for such years, and (ii) no “reportable events” (as that term is defined in Item 16F(a)(1)(v) of Form 20-F).

The Company provided Marcum with a copy of the disclosures it is making in this current report on Form 6-K and requested that Marcum furnish it with a letter addressed to the U.S. Securities and Exchange Commission (“SEC”) stating whether or not Marcum agrees with the above disclosures. A copy of Marcum’s letter to the SEC, dated September 3, 2025, is furnished herewith as Exhibit 99.2 to this current report on Form 6-K.

During the fiscal years ended December 31, 2024 and 2023, and the subsequent period through August 29, 2025, neither the Company nor anyone on its behalf consulted with EY Singapore regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, (ii) the type of audit opinion that might be rendered on the Company’s financial statements and neither a written report nor oral advice was provided to the Company that EY Singapore concluded was an important factor considered by the Company in reaching a decision as to accounting, auditing or financial reporting issues, (iii) any matter that was the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions), or (iv) any reportable event (as described in Item 16F(a)(1)(v) of Form 20-F).

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release—51Talk Online Education Group Announces the Engagement of Ernst & Young LLP as the Company’s Independent Registered Public Accounting Firm

99.2	Letter from Predecessor Auditor

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

51TALK ONLINE EDUCATION GROUP

By	:	/s/ Cindy Chun Tang
Name	:	Cindy Chun Tang
Title	:	Chief Financial Officer

Date: September 3, 2025